Exhibit 99.1

AMTD Announces Successful Acquisition of Dao by Dorsett Hornsey Hotel for US$30 Million and Agreement to Acquire Historic Hornsey Town Hall for US$33 million

PARIS & NEW YORK & LONDON -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (“AMTD IDEA”) (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD) and The Generation Essentials Group (NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., (collectively, “AMTD”) jointly announce the successful acquisition of the Dao by Dorsett Hornsey Hotel by AMTD IDEA for approximately US$30 million (GBP23 million). The acquisition was completed without utilizing any external financing, including the term loan facility made available to AMTD IDEA relating to this transaction as previously announced.

Located in the heart of Crouch End, London, Dao by Dorsett Hornsey Hotel is situated within the restored Grade II listed Hornsey Town Hall complex and comprises 68 serviced apartments and hotel rooms for mixed use purposes, including a mix of studios and suites. Following completion of the acquisition, the hotel will be renamed AMTD Dao by Dorsett Hornsey, becoming AMTD’s fifth branded hotel, alongside AMTD hotels in Hong Kong, New York, Singapore, and Malaysia. The completion of this Hornsey transaction represents another important strategic milestone in the expansion of AMTD’s hospitality portfolio.

In conjunction with the hotel acquisition, AMTD IDEA also entered into a definitive agreement to acquire the historic Hornsey Town Hall, a 1930s London civic landmark comprising an Assembly Hall, Council Chamber, Committee Room, rooftop bar, cinema, town hall square and a variety of flexible event spaces and workspaces, for US$33 million (GBP25 million). The Town Hall has long served as a major art and cultural hub in London. Queen played their first London gig in February 1971, with artists such as Ray Davies and The Rolling Stones also performing there. Over the years, the building has featured in numerous TV, film and theatre productions and commercials, including The Crown, Rupert the Bear, Criminal Justice, Spooks, The Hour, Whitechapel, and, most famously, the film Bohemian Rhapsody. The Town Hall continues this legacy today by hosting events and festivals throughout the year, which brings the community together for live music, food and craft stalls, and openair cinema. Following the acquisition, AMTD plans to leverage its strengths as a leading fashion and art media company to introduce and connect art festivals and cultural initiatives to Hornsey Town Hall, further establishing it as a vibrant hub for art and culture. The closing of the transaction is subject to customary closing conditions and is expected to take place in the near future.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients' diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as "Twitter") at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor”provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”“anticipates,” “aims,” “future,” “intends,” “plans,” “believes,”“estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: ir@tge.media